Exhibit (a)(1)(b)

Email to Eligible Option Holders from Danita E Dallman, dated August 10, 2007

Subject:  Important Information Concerning Your Aon Stock Options

FROM THE EXECUTIVE COMPENSATION DEPARTMENT

As you may be aware, we recently concluded a voluntary review of Aon’s stock option granting practices.  We determined that Aon’s procedures relating to certain stock option grants caused incorrect measurement dates to be used for financial accounting and tax purposes.

You are receiving this e-mail because we have determined that, as a result of this review, one or more of your stock option awards was granted at a “discounted” exercise price (i.e., when the exercise price is less than the fair market value of the stock on the deemed date of grant).  As a result, the affected stock options could subject you to adverse personal tax consequences unless those stock options are corrected as explained below.

We will be offering you an opportunity to participate in a special stock option amendment program with respect to your unexercised affected stock options.  The stock option amendment program will be conducted by means of a tender offer.  Under the program you will be able to elect to amend your stock option grant to “cure” it from adverse tax treatment based on the discount recognized for accounting purposes.

We anticipate that the tender offer program will be available beginning on August 15, 2007. You will receive formal notice of the program, and your eligibility to participate in it, at that time.  Also included in the information will be communication regarding a recorded web-based telecast, that will help explain the potentially adverse tax impact of the discounted options and how we are offering to address the situation and the choices you will need to make.  Finally, we will also communicate with you about your affected stock options so you know exactly which stock options are at issue and provide you with dedicated contact resources who could answer your questions.

Please note that you are free to exercise your stock options at any time.  However, if you do not elect to participate in the tender offer program once it becomes available and you instead choose to exercise affected stock options, you will be responsible for potential incremental taxes and penalties.   We do not intend for you to bear the burden of such adverse tax consequences.  Accordingly, we hope that you elect to participate in the tender offer program when it becomes available.

Thanks in advance for your patience as we work to correct this matter.

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